DM

18006141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ELKHORN SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 W. Washington Blvd; 3rd Floor
(No. and Street)

Chicago	**Illinois**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip L. Ziesemer **(630) 384-8707**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

OATH OR AFFIRMATION

I, **Philip L. Ziesemer**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Elkhorn Securities, LLC** as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Sworn and subscribed to me on the

27th day of February, 2018

OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019

[signature]
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

Elkhorn Securities, LLC

Table of Contents

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477 **FAX** (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Elkhorn Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Elkhorn Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Elkhorn Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Elkhorn Securities, LLC's management. Our responsibility is to express an opinion on Elkhorn Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elkhorn Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financials statement has been prepared assuming that Elkhorn Securities, LLC will continue as a going concern. As discussed in Note 1 to the financial statement, due to recurring losses and the sufficiency of capital, there is substantial doubt about Elkhorn Securities, LLC's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We have served as Elkhorn Securities, LLC's auditor since 2017.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2018

Elkhorn Securities, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	116,061
Due from broker		70,646
Prepaid expenses		17,177
Total assets	$	203,884
Liabilities and Member's Capital		
Due to parent	$	4,817
Due to broker		-
Accounts payable and accrued expenses		56,196
Total liabilities		61,013
Member's Capital		142,871
Total Liabilities & Member's Capital	$	203,884

See Notes to Statement of Financial Condition

Note 1 - Nature of Business and Significant Accounting Policies

Elkhorn Securities, LLC (the Company), a Delaware limited liability company established on February 28, 2013, is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was admitted as a member of the Financial Industry Regulatory Authority on May 9, 2014. The Company is engaged as an introducing broker-dealer for the sale of securities and as the sponsor for Unit Investment Trusts (UIT).

The Company is a wholly-owned subsidiary of Elkhorn Capital Group, LLC (the Parent), a Delaware limited liability company. The Company is also an affiliate of Elkhorn Investments, LLC which is also a wholly-owned subsidiary of the Parent and operates as an investment advisor registered with the SEC.

The Parent and the Company have recurring losses but the Company continues to operate with the support of the Parent through capital contributions. Management has suspended introducing new products and has taken actions to reduce costs, restructure outstanding debt (at the Parent) and raise additional capital through an equity investment at the Parent. Management believes that these actions will enable the Company to continue as a going concern through one year from the date of issuance of this report.

The Company operates under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 (Exchange Act) and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a securities broker-dealer and does not hold funds or securities for or owe money or securities to customers. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of customers, on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts such customers and maintains and preserves the requires books and records. The Company has a fully disclosed clearing relationship with Hilltop Securities, Inc. (clearing broker-dealer).

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, changes in member's capital and cash flows. The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

Certificates of Deposit: The Company receives distribution fees for business introduced and transacted with other brokers. The distribution fees are earned monthly based upon contractual percentages of principal amounts sold.

Unit Investment Trusts: The Company is the sponsor of UITs. In its capacity as sponsor of UITs, the Company earns revenues related to creation and development fees and transactional sales charges

Note 1 - Nature of Business and Significant Accounting Policies (continued)

resulting from the sale of UIT products. These revenues are recorded monthly, based on unit sales, as distribution fees net of concessions to dealers who distribute UITs to investors. The company also records a gain or loss on securities from the difference between the purchase or bid and offer price of securities temporarily held to form new UIT products. These revenues are recorded monthly as realized gains or losses on the sale of securities.

Consulting Services: The Company receives a fee for developing custom investment strategies. These fees are recognized ratably over the period that the services are performed.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is included as part of the Parent's federal tax return. The Parent is taxed as a partnership under the provisions of the Internal Revenue Code and accordingly, no provision for income tax has been provided for in the accompanying financial statements.

There are no uncertain tax positions that impact the Company's financial statements for the period ended December 31, 2017. The Company is subject to examination by U.S. Federal and State tax authorities for the prior three years.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The objective of the new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The company is required to adopt the new standard on January 1, 2018. The Company does not believe it will have a material impact on its revenue recognition.

Note 2 - Related-Party Transactions

The Company, its Parent and Elkhorn Investments, LLC, share personnel, office space and equipment. Shared costs are allocated based on an Expense Sharing Agreement between all of the companies. Expenses allocated from the Parent to the Company are included in the various line items of the statement of operations. The Company's portion of Shared expenses totaled $55,680. As of December 31, 2017, the Company had a payable due to the Parent in the amount of $4,817, which is presented as due to parent on the statement of financial condition.

Note 3 - Balance Sheet and Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

The Company does not anticipate nonperformance by its customers or its clearing broker-dealer.

Note 3 - Balance Sheet and Credit Risk (continued)

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. From time to time account balances may exceed amounts insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 4 - Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5 - Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $125,694 which was $25,694 above its required net capital of $100,000. At December 31, 2017, the Company's net capital ratio was .40 to 1.

Note 6 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. On February 9, 2018, the Parent entered into an agreement with Veracen LP to acquire 100% of its stock. This will enable the Company to grow its capital base, launch new products and continue to operate as a going concern through one year from the date of issuance of this report.

The Company's clearing agreement with Hilltop Securities was terminated on February 14, 2018. A new clearing agreement will be entered into prior to any new business being conducted.

ELKHORN

Elkhorn Securities, LLC

(A Delaware Limited Liability Company)

Review of Exemption Report
December 31, 2017

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477 **FAX** (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Elkhorn Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Elkhorn Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2018

ELKHORN
SECURITIES

Elkhorn Securities, LLC
The Exemption Report
Year Ended December 31, 2017

Elkhorn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)2(i) and (k)2(ii) for the period from January 1, 2017 through December 31, 2017.
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)2(i) and (k)2(ii) throughout the period, January 1, 2017 through December 31, 2017, without exception.

____
Elkhorn Securities, LLC

I, Philip L. Ziesemer, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Chief Financial Officer

February 27, 2018

845 W. Washington, Chicago, IL 60607

ELKHORN

Elkhorn Securities, LLC
Financial Report
Year Ended December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.